[Letterhead of Simpson Thacher & Bartlett LLP]

September 24, 2009

VIA FEDEX AND EDGAR

Re:	Dollar General Corporation
Registration Statement on Form S-1
File No. 333-161464

H. Christopher Owings, Assistant Director

Catherine T. Brown, Attorney-Adviser
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Owings and Ms. Brown:

On behalf of Dollar General Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.50 per share, marked to show changes from the Registration Statement as filed on August 20, 2009.  The Registration Statement has been revised in response to the Staff’s comments and generally updates financial and other information.

In addition, we are providing the following responses to your comment letter, dated September 18, 2009, regarding the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.  The responses and information described below are based upon information provided to us by the Company.

Registration Statement on Form S-1

General

1.                                      Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A. Refer to Instruction 1 to Item 501(b)(2) of Regulation S-K. When you complete the filing by filling in the numerous blanks, please note that we may have additional comments.

The Company acknowledges the Staff’s comment and confirms that it will provide all remaining information required (except that allowed to be excluded by Rule 430A) in a subsequent pre-effective amendment.

2.                                      Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

The Company acknowledges the Staff’s comment.

3.                                      Prior to the effectiveness of the registration statement, please have a representative of the stock exchange where you intend to apply to have your shares listed call us to confirm that your common stock has been approved for listing. Alternatively, please disclose in your filing that there is no guarantee that your application to list your shares of common stock on an exchange will be accepted and, therefore, your shares may not be listed on an exchange.

The Company acknowledges the Staff’s comment and confirms that it will arrange to have a representative of the New York Stock Exchange contact the Staff to confirm approval of listing.

4.                                      Please update your financial statements and related financial information in accordance with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has updated the financial statements and related disclosure in Amendment No. 1 pursuant to Rule 3-12 of Regulation S-X.

5.                                      Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

The Company notes the Staff’s comment and concurrently herewith the Company is submitting supplementally to the Staff the proposed pictures and graphics that would be used in the prospectus.

Table of Contents, page i

6.                                      The forepart of your document should consist of the cover page, summary and risk factors. Please move the paragraph beneath the table of contents and the sections entitled “Market and Industry Data” and “Trademarks, Trade Names and Service Marks” to a more appropriate location in the prospectus.

In response to the Staff’s comment, the Company has moved the paragraph beneath the table of contents to page 5 of Amendment No. 1 (as part of the summary), and has moved the sections entitled “Market and Industry Data” and “Trademarks, Trade Names and Service Marks”, to pages 83 and 80, respectively, of Amendment No. 1.

Market and Industry Data, page ii

7.                                      Under this heading, you disclose that “neither such research nor these definitions have been verified by any independent source [and] [a]ccordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.” Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing, Please revise.

In response to the Staff’s comment, the Company has removed this language.

Prospectus Summary page 1

8.                                      Please remove from the summary and elsewhere in the forepart of your document all defined terms. For example, please remove the second italicized paragraph under the “Prospectus Summary” heading. The meanings of the terms you use in this part of your document should be clear from their context. If they are clear, you do not need the definitions. If they are not clear, you should revise your document using terms that are clear. Refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999), sample comments 3 and 5.

In response to the Staff’s comment, the Company has removed the defined terms from the summary and elsewhere in the forepart of the Registration Statement.

9.                                      The summary is intended to provide a brief overview of the key aspects of the offering. Your summary repeats much of the information discussed in your business section. For example, you should remove the subcategories detailing your progress since the 2007 merger under the heading, “Progress Since our 2007 Merger,” as well as the “Our Competitive Strengths” and “Our Growth Strategy” sections from the summary since they also appear in the business section. The summary is intended only to provide a brief snapshot of the offering. Refer to Instruction to Item 503(a) of Regulation S-K.

In response to the Staff’s comment, the Company has made revisions throughout the summary section of Amendment No. 1 to materially reduce the amount of disclosure contained therein.  The Company further notes that the headings in the summary specifically noted in the Staff’s comment contain a significantly reduced level of detail compared with the related portions of the Business section and, accordingly, respectfully submits that the revised summary section is in compliance with Item 503(a) of Regulation S-K.

Industry Overview, page 4

10.                               We note that you reference Nielsen Homescan Panel data for qualitative and comparative statements under this heading and elsewhere in your prospectus. You also include qualitative statements that do not cite sources, such as your statement that you are “the largest discount retailer in the United States by number of stores” as well as your disclosure regarding the size and recent growth of the U.S. market for basic consumer packaged goods and the discount channel within this market. Please disclose whether these statements and similar statements appearing elsewhere in your prospectus are based upon management’s belief, industry data, reports, articles or any other source. If a statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of the belief. Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and provide copies of these documents to us that are appropriately dated, marked to highlight the sections relied upon and cross-referenced to your prospectus. In preparing your source materials for submission to us, please ensure that it will be apparent to us how the source materials support the corresponding statements in your document, including the submission of any necessary supporting schedules that set forth your analysis of the source material.  Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

In response to the Staff’s comment, the Company has revised pages 3 and 71 in Amendment No. 1.  In addition, concurrently herewith the Company is submitting supplementally to the Staff the annotated source materials requested.  The Company further advises the Staff that the Nielsen Homescan Panel data as well as the other two proprietary studies provided supplementally are the only external reports relied upon by the Company.   The Nielsen Homescan Panel data is generally available to subscribers.  The two proprietary studies as well as the Nielsen Homescan Panel data were commissioned by the Company but were not prepared specifically for use in the Registration Statement.

The Offering, page 8

11.                               Please note that pro forma financial information prepared in accordance with Article 11 of Regulation S-X should be provided when a registrant’s historical financial statements are not indicative of the ongoing entity. Considering that several material transactions are anticipated to occur in connection with the offering, such as the redemption of debt and the payment of a special dividend and monitoring agreement fees, please tell us why you believe pro forma financial statements are not necessary. Also refer to SAB Topic 1.B2. If you decide to provide Article 11 pro forma financial statements, please note that the denominator in computing pro forma earnings per share should include only those common shares for which proceeds are being reflected in pro forma adjustments in the statements of operations, such as proceeds used for debt repayment and the special dividend.

In evaluating the need to provide pro forma financial information in accordance with Article 11 of Regulation S-X, the Company’s management considered the following:

•                  The impact of the planned redemption of debt with the proceeds of the offering is reflected in the capitalization table.

•                  As contemplated in comment No. 34, in Amendment No. 1 the Company has updated the filing to reflect the payment of the special dividend in a pro forma balance sheet as of July 31, 2009 along with a related note in the condensed consolidated financial statements.  In addition, the impact of the special dividend is also presented in the capitalization table.

•                  The impact of the monitoring agreement on the historical financial statements was approximately $6.6 million and $2.9 million for the successor periods ended January 30, 2009 and February 1, 2008, respectively.  Thus, while the fee related to the termination of the monitoring agreement in connection with the offering will result in a non-recurring significant charge at that time, the impact on the historical financial statements presented in the Registration Statement is not deemed material.  In addition, the non-recurring impact of the termination fee on cash and cash equivalents and equity is presented in the capitalization table.

Based on the above considerations, the Company’s management determined that the presentation of separate pro forma financial information was not needed in these circumstances. In addition, the potential impact of non-recurring transactions anticipated to occur in connection with the offering has been appropriately summarized in Amendment No. 1 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Risk Factors, page 13

12.                               Your risk factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. Refer to SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your risk factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. Refer to Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

“We are subject to the risk of product liability claims, including claims concerning food and prepared food products” on page 16.

“Natural disasters, unusually adverse weather conditions, pandemic outbreaks, boycotts and geo-political events could adversely affect our financial performance” on page 19.

“Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price” on page 20.

Further, some of your risk factor headings and discussions do not clearly and concisely convey the actual risk, such as the third full risk factor on page 17 and the second full risk factor on page 19. Some of your risk factors should be separated into multiple risk factors, such as the first risk factor on page 13 and the second full risk factor on page 15.   Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. We may have additional comments based upon your response and any revisions.

In response to the Staff’s comment, the Company has revised the Registration Statement in several areas of the Risk Factors section.  In particular, the Company has revised the product liability and natural disaster risk factors on pages 14 and 17 of Amendment No. 1 to include specific context to its business.  The Company has removed the generic risk factor regarding compliance with Section 404 of the Sarbanes-Oxley Act.  The Company has also revised the headings of the risk factor relating to the function of its distribution centers on page 15 and its dependence on its information systems on page 17 to include more specific references to the actual risk.  Finally, the Company has separated the other referenced risk factors into two separate risk factors.  See pages 11 and 15 of Amendment No. 1.

Risks Related to Our Business, page 13

We are dependent upon the smooth functioning of our distribution network..., page 17

13.                               In this risk factor, you disclose that you are dependent on the smooth functioning of your distribution network and the timely receipt of inventory and state that the inefficient and untimely functioning of your distribution network is a risk to you due to sources outside of your control, such as increased transportation costs, labor shortages and the disruption to the general transportation infrastructure. However, we note your disclosure on page 57 in the subsection entitled “Other Considerations.” In that subsection, you disclose that your proficiency in managing your inventory balances can have a significant impact on your cash flows from operations and, as a result, efficient inventory management has been and continues to be an area of focus for you. Therefore, in this risk factor or in a separate risk factor, as appropriate, please describe the risk to you that your proficiency and skill in efficiently managing your inventory balances may diminish or disappear. Alternatively, please tell us why it is not appropriate for you to include this risk factor because this is not a material risk to you or because of some other reason.

In response to the Staff’s comment, the Company has included a separate risk factor on page 15 of Amendment No. 1 outlining the effect that inventory management has on the Company’s cash flow.

Risks Related to this Offering and Ownership of Our Common Stock, page 21

You will incur immediate and substantial dilution in the net tangible book ..., page 21

14.                               We note your disclosure in this risk factor that investors in the offering will incur immediate and substantial dilution in the net tangible book value of the shares they purchase. Please include a dilution table in an appropriate place in your prospectus or tell us why it is not appropriate to do so. Refer to Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company respectfully maintains that the dilution table required by Item 506 of Regulation S-K is not applicable.  In this regard, the Company notes that Item 506 requires presentation of a dilution table to the extent that “the registrant is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act immediately prior to filing of the registration statement”.   As a result of the effectiveness on April 16, 2009 of the Company’s Registration Statement on Form S-1 (File No. 333-158281 etc.), the Company was (and remains) subject to the reporting requirements of Section 15(d) of the Exchange Act immediately prior to the filing of the Registration Statement.  In addition, the Company advises the Staff that the other conditions set forth in Item 506 requiring the inclusion of the dilution table are inapplicable to the Company as the Company has not had losses in each of its last three fiscal years.

Use of Proceeds, page 27

15.                               It appears that you anticipate using the net offering proceeds first to redeem Senior Subordinated Notes and that the remaining amount of net proceeds will be used to redeem an undisclosed amount of Senior Notes. Since the balance of your Senior Subordinated Notes was $655.9 million at the time of filing the Form S-1 and the gross proceeds to be raised in the offering including the underwriters’ option are $750 million, please revise your disclosure to specifically disclose whether you plan to repay all or only a portion of the Senior Subordinated Notes, or tell us how remaining net proceeds will be available for repayment of the Senior Notes.

In response to the Staff’s comment, the Company respectfully informs the Staff that, although the initial filing of the Registration Statement indicated an estimated offering size of $750 million, that amount included both the value of shares to be issued and sold by the Company as well as the value of shares to be sold by the selling shareholders.  Of that amount, it is currently anticipated that the value of the shares to be issued and sold by the Company would be approximately $500 million.  Moreover, the indentures governing the Senior Notes and the Senior Subordinated Notes only permit the redemption of up to 35% of the aggregate principal amount of such notes in connection with certain equity offerings.  The Company intends to redeem the maximum amount of Senior Subordinated Notes pursuant to this provision and to use any remaining proceeds to redeem Senior Notes.  In further response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 25 of Amendment No. 1 to clarify the anticipated use of proceeds.

Capitalization, page 29

16.                               Please revise to delete cash and cash equivalents from your tabular presentation.

In response to the Staff’s comment, the Company respectfully submits that the inclusion of cash and cash equivalents in the table relating to the Company’s capitalization provides meaningful information to investors, particularly given that the “as adjusted” column reflects the reduction in cash related to the special dividend declared and paid by the Company subsequent to the July 31, 2009 balance sheet date as well as the payment of fees under the Company’s monitoring agreement relating to the offering.  Because of the magnitude of both adjustments, the Company believes that the inclusion of cash and cash equivalents in the table is important so that investors do not assume that the Company’s July 31, 2009 cash balances are reflective of cash on hand following consummation of the offering.  Moreover, the Company believes that the inclusion of cash and cash equivalents is permitted under current SEC rules and regulations and is consistent with comparable presentations included in a majority of IPO prospectuses filed during 2009, including Opentable, Inc. (File No. 333-161568), Rosetta Stone Inc. (File No. 333-161223) and Grand Canyon Education, Inc. (File No. 333-161571).

Selected Historical Financial and Other Data, page 31

17.                               We note your disclosure in footnote (4) indicating that your capital structure for periods before and after the merger is not comparable and that you are presenting earnings per share and weighted average share information only for periods subsequent to your 2007 merger. However, all amounts relating to earnings per share and weighted average shares in the Selected Financial Data table are currently blank. Please revise to provide this information in the amended filing.

In response to the Staff’s comment, the Company notes and has indicated on pages 7 and 27 in Amendment No. 1 that it is contemplating a potential reverse stock split in connection with the offering and, in order to eliminate potential confusion at this stage, it has omitted historical earnings per share and weighted average share information from the Registration Statement (other than in the financial statements).  The Company will provide the requested information in a subsequent pre-effective amendment.

Management’s Discussion and Analysis of Financial Condition and Results ..., page 34

18.                               We note your disclosure in the last paragraph on page 37 that, as a result of this offering and related transactions, you anticipate that you will incur significant charges in the accounting period in which such transactions are consummated, including charges relating to the redemption of your Senior Notes and Senior Subordinated Notes and a transaction fee under, and fees associated with the termination of, your monitoring agreement. In addition, based on the disclosures in Note 10 beginning on page F-43, it appears that the vesting of certain time and performance options, along with certain nonvested restricted shares, will accelerate in certain events, including a public offering, resulting in a charge in the period in which the transactions are consummated, Please revise your disclosure to discuss and quantify the effect on your financial statements that all of these charges are anticipated to have in the period the related transactions are consummated.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 1.  The Company notes that the underlying amounts are not yet quantifiable but will be included in a subsequent pre-effective amendment.

With regard to the disclosures on page F-44 related to time and performance options, such options will only vest in the event of “Qualified Public Offering,” as that term is defined in the 2007 Stock Incentive Plan.  The currently proposed offering would not result in the vesting of such options or additional charges.

Results of Operations, page 38

Thirteen Weeks Ended May 1, 2009 and May 2, 2008, page 39

19.                               The basic and diluted earnings per share amounts presented in your table on page 39 are currently blank. Please revise your table to include your EPS figures.

Please see the Company’s response to comment no. 17.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 47

20.                               In order for a reader to more readily determine the additional number of days interest being included in the pro forma financial statements, please revise footnotes (d)(1), (d)(2), and (d)(3) to disclose the actual issuance dates of the debt. Please also revise footnote (d)(1) to clearly disclose why the pro forma information assumes $300 million of borrowings on your $1.125 billion revolving credit facility and tell us and disclose how you determined the LIBOR rate(s) used in computing pro forma interest expense for your revolving credit facility and term loan facilities.

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 1.

Liquidity and Capital Resources, page 50

Adjusted EBITDA, page 55

21.                               We note your presentation of EBITDA and Adjusted EBITDA. Since you state that you are presenting these measures to provide additional information about the calculation of this financial ratio in the credit facilities, it appears EBITDA and Adjusted EBITDA may be liquidity measures as opposed to operating performance measures. As such, it is unclear to us that net income is the most directly comparable GAAP financial measure to which these non-GAAP measures should be reconciled. With reference to SEC Release No. 33-8176, please tell us how you determined that reconciling these figures to net income was appropriate and how you considered whether cash flows from operating activities was a more directly comparable GAAP financial measure. Please also tell us how each of the adjustments made to arrive at Adjusted EBITDA are adjustments specified in your credit agreements for calculating the required covenant ratio. Please provide the relevant sections of your credit agreements where these provisions are set forth. Please refer to Question 10 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued June 13, 2003. With reference to Instruction 2 to Item 2.02 of Form 8-K, please also apply this comment to your presentation of these non-GAAP measures in your quarterly earnings releases.

In response to the Staff’s comment, the Company respectfully maintains that its current presentation of EBITDA and Adjusted EBITDA conforms in all respects with applicable provisions of Regulation S-K, Regulation G and Staff guidance on this topic, including Question 10 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued June 13, 2003 (“Question 10”).  In this regard, consistent with the standard set forth in Question 10, the Company believes that its credit agreements are material agreements, that the covenant is a material term of the credit agreements and that information about the covenant is material to an investor’s understanding of the Company’s future borrowing capacity.  Moreover, the Company respectfully submits that net income is the most comparable financial measure calculated and presented in accordance with GAAP since the related definition under the credit agreements is calculated starting with net income and making adjustments.

In further response to the Staff’s comment, the Company maintains that each of the adjustments included in the calculation of Adjusted EBITDA are required under the related definition as set forth in the Company’s credit agreements.  The Company is providing to the Staff concurrently herewith on a supplemental basis a copy of the relevant definitions from its credit agreements annotated to show that each of the adjustments that comprise Adjusted EBITDA is required for calculating the senior secured indebtedness ratio.

22.                               We note your disclosure that senior secured debt is defined as your total debt secured by liens or similar encumbrances less cash and cash equivalents, yet it appears based on your disclosure on page 139 that the only debt included in this calculation is your senior secured term loan facility and your senior secured asset-based revolving credit facility. Please tell us whether any of your other debt is secured by liens or similar encumbrances and, if so, why that debt is not included in the calculation of the ratio. In particular, please tell us why your senior notes and senior subordinated notes do not qualify as senior secured debt.

In response to the Staff’s comment, the Company confirms that the only debt secured by liens or other similar encumbrances is indebtedness under the Company’s credit agreements, capital leases and tax increment financing.  All such debt is included in the calculation of senior secured debt.  The indebtedness represented by the senior notes and senior subordinated notes is unsecured and therefore is not included in the calculation of senior secured debt.

Business, page 70

Progress Since our 2007 Merger, page 71

23.                               We note your discussion regarding your progress, and the examples of your progress, since your 2007 merger- Please revise this discussion to expand upon the examples of your progress since 2007 to demonstrate how these actions have contributed to that progress. For example, please describe your newly implemented private branding strategy and your redefined brands and discuss how you improved quality standards and updated packaging while maintaining price and maintaining or reducing cost. As another example, please describe your model store program, how you improved recruiting, leadership, training, feedback and work processes to lower store manager turnover and discuss the key metrics, rigorous training and increased field management discipline you implemented and monitored to reduce inventory shrink rate. As a further example, please describe the analytical tools and processes you instituted to mine for cost reduction opportunities, the energy and waste management initiatives you implemented and the inventory turns you improved. We may have further comment upon reading your response and any revisions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 through 71 of Amendment No. 1.

Management, page 86

Directors and Executive Officers, page 86

24.                               Please describe the business experience of your executive officers and directors for the past five years without any gaps or ambiguities. Refer to Item 401(e)(1) of Regulation S-K. In this regard, please disclose the specific business experiences for the past five years without any gaps or ambiguities of Messrs. Bere and Agrawal.

In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 86 of Amendment No. 1.

Executive Compensation, page 91

Compensation Discussion and Analysis, page 91

Elements of 2008 Named Executive Officer Compensation, page 93

Short-Term Incentive Plan, page 94

25.                               We note that you used EBITDA as your 2008 Teamshare program financial performance measure and the program’s EBITDA target for 2008 was $815 million. In this regard, you state that you will again use EBITDA as your 2009 target financial performance measure and the target for 2009 will be “challenging” to achieve and will be “generally consistent with the level of difficulty of achievement associated with [your] performance-based awards for prior years.” However, it does not appear that you have disclosed the actual target amount for your 2009 Teamshare program that is necessary for your named executive officers to earn their short-term incentive awards. Please disclose this target amount or tell us why you believe the disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

In response to the Staff’s comment, the Company notes that disclosure of the actual target EBITDA amount for its 2009 Teamshare program is not required for two principal reasons:

•                  Disclosure of such EBITDA targets is not material to a fair understanding of the Company’s compensation policies or the named executive officers’ compensation for the most recently completed fiscal year; and

•                  Disclosure of such EBITDA targets would likely be viewed by the market and the Company’s competitors as projections of its future performance, thereby providing third parties with information that would cause the Company competitive harm in addition to market confusion.

Instruction 2 to Item 402(b) of Regulation S-K (“Instruction 2”) provides that the CD&A should also cover actions regarding executive compensation that were taken after the last fiscal year’s end where such actions “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.” The Company believes that disclosure of EBITDA targets for the 2009 Teamshare program for the current fiscal year or for future years (as opposed to disclosure of the last fiscal year’s EBITDA targets) does not affect a fair understanding of the named executive officers’ compensation for the most recently completed fiscal year because such current or future EBITDA targets do not affect the named executive officers’ compensation for the most recently completed fiscal year. Accordingly, disclosure is not required by Instruction 2.

In addition, Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”) provides that registrants “are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” The Company believes that disclosure of Teamshare program EBITDA targets for the current fiscal year or for future years will cause competitive harm to the Company within the meaning of Exemption 4 of the Freedom of Information Act and consistent with the applicable case law interpretations of competitive harm.

The Company currently maintains, and intends in the future to continue to maintain, the Company’s current fiscal year’s and future years’ Teamshare program EBITDA targets as confidential. To disclose the specific EBITDA targets for a current fiscal year or for any future fiscal years would provide the Company’s competitors and vendors and other third parties with detailed information that is not currently publicly available. This information will provide these persons with unfair bargaining leverage afforded by a detailed insight into the Company’s strategic business goals, ability (or inability) to be flexible in achieving these goals, and the Company’s resources available to accomplish these goals, as well as an unfair insight into the expectations for management regarding the Company’s business. In addition, this detailed information could be used by competitors, vendors and third parties with whom the Company seeks to do business to modify their business practices to the Company’s detriment, alter their proposed terms and conditions in prospective business transactions, and otherwise gain a competitive advantage and insight into the economic drivers of the Company’s operations.

Consistent with People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (Dist. D.C. 2005), where the release of financial information, including projections of income and other financial information, was determined to be likely to cause substantial competitive harm, the release of the Company’s current or future Teamshare program EBITDA targets would provide the Company’s competitors, vendors and other third parties with substantial operating and financial projections and potentially exposing weaknesses that competitors, customers and suppliers could exploit. Accordingly, the Company believes that disclosure of these EBITDA targets would result in competitive harm or injury to the Company.

Potential Payments upon Termination or Change-in-Control, page 112

26.                               We note your disclosure under the heading “Severance Arrangements” on page 102 that “effective April 1, 2009, [you] entered into new employment agreements with each of [your] named executive officers, other than Messrs. Dreiling and Bere” as well as your disclosure at the end of the first paragraph under the heading “Potential Payments upon Termination or Change-in-Control” on page 112 that “[d]ue to changes that [you] have made to [your] employment agreements with [your] named executive officers (other than Messrs. Dreiling and Bere) on April 1, 2009, the descriptions below would be different if [you] were describing the terms of these agreements, as they have been modified.” In addition to the tabular disclosure provided under this heading on pages 122 to 124, please also provide tabular disclosure setting forth the potential payments to your named executive officers upon the occurrence of various termination events as of April 1, 2009 to give effect to the new employment agreements that became effective April 1, 2009 or tell us why it is not appropriate to do so.

The Company respectfully notes that Instruction 1 to Item 402(j) to Regulation S-K only requires the quantitative disclosure to be made based on the assumption that the triggering event occurred on the last business day of the registrant’s last completed fiscal year.  However, in response to the Staff’s comment, the Company has revised tabular disclosure on pages 123 and 124 to include disclosure regarding the potential payments under the new employment agreements as of April 1, 2009.  In addition, the Company has also included an explanatory note on page 122 regarding this new tabular disclosure.

Principal and Selling Shareholders, page 125

27.                               Please disclose the natural person, natural persons or public company that has the ultimate voting or investment power over all of the shares in this table. Refer to Question and Answer 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations (September 14, 2009) located at our website, www.sec.gov. In this regard, we note your disclosure in footnote 2 to your Principal and Selling Shareholders table that the shares held by KKR, The Goldman Sachs Group, Inc,, Citigroup Capital Partners, CPP Investment Board (USRE II) Inc. and Wellington Management Company, LLP are indirectly held through Buck Holdings, L.P. and that Buck Holdings, LLC has voting and investment power with respect to the shares.

In response to the Staff’s comment, the Company has revised the Principal and Selling Shareholders table and related footnotes on pages 126 and 127 in order to clarify the beneficial ownership of all shares of the Company held by Buck Holdings, L.P.  The Company notes supplementally that it is currently anticipated that Buck Holdings, L.P. will be the only selling shareholder in the offering.

Certain Relationships and Related Party Transactions, page 127

Relationships with Investors, page 130

Registration Rights Agreement, page 131

28.                               Please provide further detail regarding the terms of the registration rights agreement, including but not limited to the names of the shareholders with these rights, the expiration date of these rights and any limitations on the ability to exercise these rights.

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No. 1.

Description of Capital Stock, page 142

Common Stock, page 142

Other Matters, page 142

29.                               We note your disclosure that “[a]11 outstanding shares of [your] common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable.” This disclosure appears to be the opinion of legal counsel, as this statement is a legal conclusion. Please either attribute this statement to counsel and file counsel’s consent to be named in this section or delete this statement.

In response to the Staff’s comment, the Company has removed the referenced disclosure.

Underwriting, page 152

30.                               In the last paragraph on page 152, you disclose that that you, your executive officers and directors, the selling shareholders and the Investors (through their investment in Parent) each have agreed with the underwriters, not to dispose of or hedge any of our respective shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of Citigroup Global Markets Inc., Goldman, Sachs & Co. and KKR Capital Markets LLC.” Please disclose whether and under what circumstances each of these underwriters will waive the lock-up arrangements with respect to you, your executive officers and directors, the selling shareholders and the Investors.

The Company understands that Citigroup Global Markets Inc., Goldman, Sachs & Co. and KKR Capital Markets LLC do not have any pre-established conditions to waiving the terms of the lock-up agreements and that they grant waivers after evaluating the unique facts and circumstances of each individual’s or entity’s request for such a waiver.  Therefore, any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by Citigroup Global Markets Inc., Goldman, Sachs & Co. and KKR Capital Markets LLC to waive lock-up restrictions in this transaction.  For this reason, the Company has not included any additional disclosure in response to the Staff’s comment.

31.                               We note your disclosure in the fifth and sixth paragraphs on page 153 and the first paragraph on page 154 regarding certain activities by the underwriters. Please tell us what consideration you gave to the application of Regulation M in connection with these transactions by KKR Capital Markets LLC and Goldman, Sachs & Co. in light of the fact that they are affiliates of the company. Refer to Regulation M and Frequently Asked Questions About Regulation M set forth in Staff Legal Bulletin 9 of the Division of Market Regulation. In this regard, we note the applicability of Rule 101(b)(9) of Regulation M.

The Company understands that the underwriters, including KKR Capital Markets LLC and Goldman, Sachs & Co., will engage in the transactions described in the Registration Statement in accordance with Regulation M under the Securities Exchange Act of 1934, where applicable, and we have revised disclosure on page 154 of Amendment No. 1 to clarify this point.  In particular, we would note that stabilization transactions would fall within the safe harbor of Rule 101(b)(9) of Regulation M and that broker-dealers affiliated with the Company (or selling stockholders) would be subject to Rule 101, as noted in Staff Legal Bulletin 9 of the Division of Market Regulation (see the second Q&A under Rule 100, Affiliated Purchasers).

32.                               We note your disclosure in the last sentence of the second full paragraph on page 153 regarding indemnification in connection with the sale of the directed shares as well as your disclosure in the third paragraph on page 154 regarding indemnification. Please provide a brief description of the indemnification provisions with the underwriters. Refer to Item 508(g) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure.  See page 154 of Amendment No. 1.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

33.                               We note your disclosure that $20 million of assets held pursuant to regulatory requirements related to your insurance subsidiary are classified as cash and cash equivalents in your balance sheet. Please revise to present restricted cash separately in the balance sheet or tell us why these assets do not qualify as restricted cash. Please similarly revise your statement of cash flows to exclude restricted cash from the cash and cash equivalent total. Refer to Rule 5-02-1 of Regulation S-X.

The Company maintains assets pursuant to regulatory requirements which are not legally or contractually restricted as to their withdrawal or usage. The disclosure on page F-9 regarding the Company’s South Carolina captive insurance company’s requirement to maintain minimum amounts of certain types of assets is similar to disclosures regarding compensating balance arrangements described in Rule 5-02-1.  Such situations are disclosed in the financial statement notes, but not reflected as restricted cash in the balance sheet and statement of cash flows.  Any assets designated by the Company as being held to meet the Company’s regulatory requirements could, if necessary, be utilized for general corporate purposes.

34.                               Please provide a pro forma balance sheet alongside the historical balance sheet giving effect to the accrual of the special dividend to be paid immediately prior to the transactions contemplated in this offering. The pro forma balance sheet should not reflect the offering proceeds, In addition, even though your stated use of proceeds does not include payment of dividends, in circumstances in which the dividend to be paid within one year prior to the offering exceeds current year’s earnings, pro forma earnings per share data should be provided which gives effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. The pro forma earnings per share figures should be presented for the latest year and interim period and should include a description of how the amounts were calculated. Please refer, by analogy, to SAB Topic 1.B3.

In response to the Staff’s comment, the Company has included a pro forma balance sheet as of July 31, 2009 on page F-61 and has revised the disclosure on page F-76 of Amendment No. 1.  Pro forma earnings per share has not been presented as the special dividend does not exceed net income earned in 2008 and the first 26 weeks of 2009.

Note 1. Basis of presentation and accounting policies, page F-7

Merchandise Inventories, page F-11

35.                               We note that you quantify “LIFO provisions” throughout your filing. Please tell us what these LIFO provisions specifically represent. If these disclosures are intended to represent FIFO-based supplemental income disclosures, then you should revise them such that they are clearly presented and labeled. In addition, you should revise your disclosures to clearly state that the use of LIFO results in a better matching of costs and revenues, indicate the reason why you are providing the supplemental income disclosures and present all information about the supplemental income calculation necessary to enable users to appreciate the quality of the information. If you continue to include such information in your filing, please revise your presentation to be consistent with the guidance in Section 205.02 of the Codification of ASRs and FRRs. Alternatively, please remove these disclosures from your filing.

The Company values its inventory at the lower of cost or market with cost determined using the retail last-in, first-out (“LIFO”) method. Registrants utilizing the LIFO inventory method are required to disclose the excess of replacement or current cost over stated LIFO value (Rule 5-02 of Regulation S-X). Such disclosure is included in the financial statement notes, and the change in these amounts is also disclosed as the “LIFO provision” as a quantification of cost of sales recorded in excess of current cost due to the election of the LIFO inventory method.  Thus, this disclosure provides information with respect to the impacts that market price changes have on inventory and cost of sales.  While the historical disclosure was not intended to represent FIFO based supplemental income disclosures, the Company has updated the disclosure on page F-11 to better reflect the spirit of Section 205.02 of the Codification.

Vendor Rebates, page F-12

36.                               We note that you generally account for cash consideration received from a vendor as a reduction of merchandise purchase costs and classify those receipts as a current or long term liability. Please clarify why you reflect the proceeds as liabilities as opposed to reductions of inventory.

The Company accounts for cash consideration from vendors as a reduction of merchandise costs when the Company has met the earnings requirements specified in the related vendor agreements. For a small portion of the Company’s vendor consideration, the vendors pay cash to the Company in advance of the earnings requirements being complete. In such cases, the Company first classifies those proceeds as a current or long-term liability, and then reclassifies those proceeds as a reduction of merchandise costs when the earnings requirements have been met.

Note 6. Current and long-term obligations, page F-31

37.                               Please expand your disclosures to include the specific terms of debt covenants related to each borrowing and to state whether or not you are in compliance with such covenants at the most recent annual and interim balance sheet dates.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-33 and F-67 of Amendment No. 1.

38.                               We note that you repurchased $44.1 million and $25.0 million of your senior subordinated toggle notes that resulted in pre-tax gains of $3.8 million and $4.9 million, respectively. We further note your disclosures on page F-49 that you purchased the $25.0 million notes from Goldman Sachs & Co, a related party. Considering paragraph 470-50-40-2 of the FASB Accounting Standards Codification indicates that extinguishment transactions between related entities may be in essence capital transactions, please explain why you recorded the gain in income and not as a capital transaction. Please also tell us whether or not you purchased the $44.1 million notes from related parties.

In January 2008, the Company repurchased $25.0 million of its senior subordinated toggle notes from Goldman, Sachs & Co. As a result of the transaction, the Company recorded a gain of $4.9 million into income. Paragraph 470-50-40-2 of the FASB Accounting Standards Codification states that the difference between the reacquisition price and the net carrying amount of the repurchased debt shall be recognized in income of the period of extinguishment as losses or gains. As noted in your comment, such guidance also indicates that an extinguishment transaction between related parties may be in essence a capital transaction. Although Goldman, Sachs & Co. is a related party, the Company does not consider this transaction to be a capital transaction as the debt was repurchased at fair value. Such fair value was determined based upon a number of factors, including purchases and sales of the debt by other market participants during the same time frame and quotes provided to us at that time by other sellers of the debt. The repurchase price as determined by this process was approved by the Company’s Board of Directors, which is controlled by parties other than Goldman, Sachs & Co. The decision to repurchase the debt was an economic decision by management based upon the availability of cash and the market value of the debt at the time of the transaction.

In January 2009, the Company repurchased $44.1 million of senior subordinated notes. Such purchase was made on the open market through a broker.

Note 10. Share-based payments, page F-43

39.                               Please tell us in detail how you determined the grant date price of your common stock in valuing options and restricted stock issued during the successor period.

The Company had four share-based grants during the successor period of its 2007 fiscal year. These grants occurred on July 6, 2007, September 20, 2007, October 5, 2007 and January 21, 2008, all with an exercise price equal to the $5.00 per share estimated fair value of the Company’s common stock. The July 6, 2007 grant was made in connection with the Company’s 2007 merger, and the fair value was derived solely from the merger transaction price.  With respect to the September 20, 2007 and the October 5, 2007 grants, the Company determined that fair value had not changed from the 2007 merger date given the proximity of the grants to such date and the fact that there had been no substantial change in the business.  The January 21, 2008 grant was made in connection with the hiring of our Chief Executive Officer, Mr. Rick Dreiling. Based upon financial results to date, ongoing projections of future financial results, certain remaining uncertainties in the business and other general market conditions, the Company determined fair value had not changed from the 2007 merger date during this period of time.  A subsequent valuation prepared by Duff & Phelps, LLC (“D&P”), an independent third party financial advisory firm, confirmed that $5.00 continued to fall within an estimated valuation range as of May 2, 2008.

The Company made two additional stock option grants on August 28, 2008 and December 19, 2008, each of which was made with an exercise price equal to the $5.00 per share estimated fair value of the Company’s common stock. In connection with each of these grants, the board of directors referenced a D&P valuation report as of May 2, 2008 and reviewed the Company’s recent and projected financial performance, considered the valuations of comparable companies, reviewed the status of material pending and threatened litigation, and considered other market conditions.  Management determined that there had been no material changes in the information used as a basis for the May 2, 2008 valuation, and the board of directors agreed with such conclusion. Accordingly, the Company determined the fair value of its common stock should remain at $5.00 per share.

The Company made a stock option grant on March 18, 2009 with an exercise price equal to the estimated $5.50 per share fair value of the Company’s common stock.  In connection with this grant, the board of directors considered a D&P valuation report dated January 30, 2009, management’s opinion regarding the reasonableness of the valuation ranges set forth therein, the Company’s recent historical financial performance, projected financial results, comparable company valuations and other market conditions. The increase in value since May 2, 2008 reflected in the January 30, 2009 valuation report was primarily due to improved financial performance and changing market conditions.  The board of directors also discussed ongoing valuation procedures with D&P, which indicated that there was no new information at that point which would result in a material change in the valuation ranges set forth in the January 30, 2009 report. The board of directors and management concluded that $5.50 per share, which was near the mid-point of the valuation range set forth in the valuation report, was the appropriate fair value as of January 30, 2009. Management also determined that there had been no material changes in the business or the economy since January 30, 2009 that would impact the valuation for purposes of bringing it forward through March 18, 2009, as evidenced by recent financial results, a litigation report and D&P ongoing valuation procedures.

The Company made a stock option grant on May 28, 2009 with an exercise price equal to the $7.40 per share estimated fair value of the Company’s common stock.  In connection with this grant, the board of directors considered a D&P valuation report dated May 28, 2009. The increase in value since January 30, 2009 reflected in the May 28, 2009 valuation report was primarily due to improved financial performance, financial projections, a forecast that reflected positive early results from certain merchandising initiatives, as well as slightly improving market conditions.  D&P confirmed that the first quarter financial results, to date May 2009 sales results, and the most recent 2009 forecast had been considered in connection with the valuation, and that long-term projections had been adjusted based on the most recent fiscal 2009 forecast, all of which supported an increase in the estimated fair value. The Company’s board of directors and management agreed that $7.40 per share was the appropriate per share value of the Company’s common stock as of May 28, 2009.

In summary, the Company made a good faith determination of the fair market value of its common stock at each stock compensation grant date during the successor periods. These determinations were based upon (1) the merger transaction price as of July 6, 2007; (2) independent third party valuations as of May 2, 2008, January 30, 2009 and May 28, 2009, all of which were performed by D&P; (3) the board of directors’ and management’s opinion that no events occurred between the relevant D&P valuation dates and the dates of the board of directors’ and management’s determination that would materially change the information used as a basis for D&P’s valuations; and (4) all other material factors known to the board of directors and management at the time of the determination, including a knowledge of material pending and threatened litigation, financial results through the end of the period immediately preceding the date of such valuation and projections of future performance.

Part II – Information Not Required In Prospectus, page II-1

Exhibit Index, page II-6

40.                               We note that you have not filed several of your exhibits, including the form of underwriting agreement and the opinion of Baker, Donelson, Beaman, Caldwell & Berkowitz, PC. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective. In addition, we note your disclosure on page 131 under the heading, “Shareholders Agreement,” that you will enter into a shareholders agreement with Parent, KKR and Goldman, Sachs & Co. upon completion of the offering. Please file the form of this agreement as an exhibit to your registration statement or tell us why it is not appropriate to do so. Refer to Item 601(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it will provide all remaining exhibits, including the form of Shareholders Agreement, as soon as practicable in one or more subsequent pre-effective amendments to the Registration Statement.

Form 10-K for Fiscal Year Ended January 30, 2009

41.                               The comments on the Form S-1 above should also be implemented in the Form 10-K to the extent applicable.

The Company acknowledges the Staff’s comment and will update any disclosures to be made in future filings to the extent required.

Forms 10-Q for Fiscal Quarters Ended May 1, 2009 and July 31, 2009

42.                               The comments on the Form S-1 above should also be implemented in the Forms 10-Q to the extent applicable.

Please see the Company’s response to comment no. 41 above.

*         *         *        *         *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/Joseph H. Kaufman

Joseph H. Kaufman

cc:	Dollar General Corporation
Susan S. Lanigan, Esq.